

MYERS INDUSTRIES, INC.

News Release

NYSE: MYE

Contact:
Gregory J. Stodnick
Vice President-Finance & Chief Financial Officer
(330) 253-5592

MYERS INDUSTRIES COMPLETES ACQUISITION OF MICHIGAN RUBBER PRODUCTS AND WEK INDUSTRIES

FOR IMMEDIATE RELEASE: March 11, 2004, Akron, Ohio-- Myers Industries, Inc. (NYSE: MYE) today announced that it has completed the acquisition of ATP Automotive, Inc., comprised of Michigan Rubber Products, Inc. (MRP) and WEK Industries, Inc. (WEK). MRP and WEK are leading suppliers of molded rubber and plastic products and subassemblies to the automotive industry.

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Myers Industries had net sales of $661.1 million in 2003. Visit www.myersind.com to learn more.

Forward-Looking Statements: Statements in this release may include "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties that could cause actual results to materially differ from those expressed or implied. Any statement that is not of historical fact may be deemed to be a forward-looking statement. Myers Industries does not undertake to update any forward-looking statements contained herein.

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